John A. Good phone: (901) 543-5901 fax: (888) 543-4644 e-mail: jgood@bassberry.com	The Tower at Peabody Place 100 Peabody Place, Suite 900 Memphis, TN 38103-3672 (901) 543-5900

May 14, 2013

Edward P. Bartz Staff Attorney U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, DC 20549

Re:	HMS Income Fund, Inc.
Registration Statement on Form N-2
Filed March 28, 2013
File No. 333-178548

On behalf of HMS Income Fund, Inc. (the “Fund”) and in response to oral comments received from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on May 10, 2013, via teleconference, relating to the Fund’s Post-Effective Amendment No. 3 to the Registration Statement on Form N-2, as amended (File No. 333-178548) (the “Registration Statement”), we submit this letter containing the Fund’s responses to the Staff’s oral comments. For your convenience, we have set forth below the Staff’s comment followed by the Fund’s response in bold.

We are providing to you a courtesy copy of this letter and a courtesy copy of Post-Effective Amendment No. 5 filed by the Fund on the date hereof, which has been marked to reflect changes made to the Post-Effective Amendment No. 3 filed with the Commission on March 28, 2013 (the “Blackline”). The changes reflected in Post-Effective Amendment No. 5 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. All page references in our responses are to the pages of the Blackline. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Comment 1: Please include disclosure on the front cover page to reflect that (a) previous distributions to stockholders were funded from temporary fee waivers under the conditional fee waiver agreement that may be subject to repayment to the Fund’s Advisers; (b) these distributions were not based entirely on the Fund’s investment performance and may not continue in the future; and (c) if our Advisers had not agreed to waive fees and expenses under the conditional fee waiver agreement, these distributions may have come from stockholder’s paid in capital and reimbursement of these payments owed to the Fund’s Advisers may reduce the future distributions to which stockholders would otherwise be entitled.

May 14, 2013

Response 1: In response to the Staff’s comment, the Fund has included the requested disclosure on the cover page of the prospectus that makes up a part of the Registration Statement.

Comment 2: Please include a table that provides the following information regarding conditional fee waiver expenses incurred by the Fund’s Advisers pursuant to the conditional fee waiver agreement, as well as information relating to the Fund’s ability to reimburse the Advisers for such payments: (a) dates and amounts of fees waived; (b) operating expense ratio as of the date the fee waiver obligation was incurred; (c) annual distribution rate as of the date the fee waiver obligation was incurred; and (d) expiration of the fee waiver.

Response 2: In response to the Staff’s comment, the Fund has included the requested table on page 120 of the Registration Statement.

Comment 3: The conditional fee waiver agreement provides that any repayment of waived fees shall be made within a period not to exceed three (3) years from the end of the fiscal year in which the waiver of such waived fees is made. Please amend the agreement to reflect that this three (3) year period will commence at the time each fee waiver is made, presumably on a quarterly basis.

Response 3: In response to the Staff’s comment, the Fund has amended the conditional fee waiver agreement to provide that the period during which repayment of waived fees must be made will commence at the time each fee waiver is made, rather than the last quarter in which fees were waived. Accordingly, the Fund has revised the disclosure in the Registration Statement, reflected on page 16 thereof.

Comment 4: Please revise the disclosure with respect to distributions paid by the Fund to include disclosure reflecting the following: (a) the Fund may fund cash distributions to stockholders from any sources of funds available to the Fund including fee waivers from the Advisers that may be subject to repayment to them; (b) the conditional fee waiver agreement is intended to avoid such distributions from being characterized as returns of capital for U.S. federal tax purposes; (c) the Fund has not established limits on the amount of funds it may use from available sources to make distributions; (d) the Fund may fund distributions in the future with fee waivers under the conditional fee waiver agreement; (e) a description of the term of the conditional fee waiver agreement; and (f) the dollar amount and percentage of the distributions paid in 2012 that were made based on the conditional fee waiver agreement.

Response 4: In response to the Staff’s comment, the Fund has included the requested disclosure on pages 16 and 58-59 of the Registration Statement.

Comment 5: Please disclose, based on an analysis under FAS 5, whether potential reimbursements under the conditional fee waiver agreement need to be disclosed as a current liability of the Fund.

Response 5: The Fund has reviewed and analyzed the accrual and disclosure requirements under FASB Accounting Standards Codification Topic 450 (“ASC 450”), formerly Financial Accounting Standards No. 5. ASC 450 defines a “contingency” as an existing condition, situation, or set of circumstances involving uncertainty as to possible gain (gain contingency) or loss (loss contingency) to an entity that will ultimately be resolved when one or more future events occur or fail to occur. The Fund’s analysis began with a determination of the likelihood that the Fund will incur a material loss, which likelihood can be categorized in three ranges – remote, reasonably probable, and probable.

May 14, 2013

Potential reimbursements under the conditional fee waiver agreement cannot either be reasonably determined as to their likelihood or reasonably estimated, as both factors are based upon unresolved matters of fact and future events that are currently undeterminable. In particular, the Fund’s future returns are based upon multiple inputs that are currently undeterminable including, but not limited to, proceeds received from the ongoing public offering, investment performance, and cost of debt. Further, even in the event that the Fund’s returns are substantial enough to warrant the potential reimbursement of such waived fees, any potential reimbursement is subject to the approval of the Fund’s board of directors, which approval cannot be guaranteed.

Based on its review of the facts and circumstances, the Fund has concluded that the likelihood of a material loss is “reasonably probable” as it falls in the range between “remote” and “probable,” as defined in ASC 450. However, because the Fund is unable to estimate the amount of the range of reasonable possible fee reimbursements (losses); it cannot make an accrual in its financial statements. The Fund will, however, provide disclosure about the contingency that allows users of the financial statements to evaluate the magnitude of the matter. The Fund also undertakes to include such disclosure in future periodic filings made with the Commission.

Additionally, the Fund will continue to evaluate whether the amounts are probable, reasonably probable, or remote, and update its disclosure in future filings as necessary.

Comment 6: The Fund’s December 31, 2012 financial statements reflect a waiver of administrative expenses in the amount of $438,000 for the year ended December 31, 2012. Please explain whether this waiver was pursuant to the conditional fee waiver agreement and if it is subject to reimbursement in accordance with the terms thereof.

Response 6: The administrative expenses were not waived pursuant to the conditional fee waiver agreement, but, rather, the Advisers agreed to waive their administrative expenses for each individual quarter. The waived administrative expenses are, therefore, not subject to reimbursement pursuant to the terms of the conditional fee waiver agreement and are not subject to reimbursement pursuant to any other agreement.

Comment 7: Please note that any future disclosure in the Fund’s financial statements, as well as any future press releases or marketing materials, should be revised to reflect the comments discussed with respect to the Fund’s distributions and the effect of the conditional fee waiver agreement.

Response 7: The Fund acknowledges the Staff’s comment and undertakes to make such disclosure in future financial statements, press releases and marketing materials.

Comment 8: In the fee and expenses table on page 19 of the Registration Statement, please confirm that the total annual expenses ratio of 5.25% is based on the gross amount and does not include any waiver of fees under the conditional fee waiver agreement. Also, please confirm that an estimated annual expenses ratio of 5.25% is appropriate based on the Fund’s total expenses and outstanding assets. Finally, please explain why the Fund’s estimate that it will raise $300 million in gross proceeds during the following twelve months is reasonable based on the results of its capital raising efforts during the past twelve months.

May 14, 2013

Response 8: The Fund confirms that the total annual expenses ratio of 5.25% is based on the gross amount of expenses, including fees, and does not include any waiver of the base management fees under the conditional fee waiver agreement.

The Fund also confirms that, based upon the projected proceeds from the ongoing public offering of $300 million during the following twelve months, the 5.25% total annual expenses ratio is appropriate given the Fund’s projected expense levels and level of outstanding assets over that same period.

The Fund believes that $300 million is a reasonable estimate for gross proceeds during the following twelve months as Hines Securities, Inc., the Fund’s dealer manager (the “Dealer Manager”), experienced numerous delays in marketing the Fund to potential investors in the previous twelve months, which delays caused the amount of proceeds raised in the previous twelve months to be significantly lower than was originally anticipated and is projected for the following twelve months. Although the Fund was declared effective on June 4, 2012, the Dealer Manager’s wholesale marketing efforts for broker dealers were not commenced until January 2013. The delay was largely due to the delay in the Dealer Manager’s receipt of a due diligence report from a major reputable firm, which was a necessary precursor to the Dealer Manager gaining access to various broker dealer firms to commence the marketing of the Fund. The report was finally received in late August 2012. Secondly, the Dealer Manager received, and was required to respond to, multiple rounds of comments on the Fund’s marketing materials from FINRA, which materials were finally approved in late November 2012. Both of these significant hurdles, which are considered one-time milestones, delayed the commencement of the Fund’s marketing strategy.

In April 2013, the Dealer Manager signed agreements with two large securities firms, representing approximately 25% of the Fund’s current total population of financial advisers that it has signed. Further, the Dealer Manager has recently begun due diligence with one of the larger broker dealer firms and anticipates that it will sign an agreement with such firm within 60 days. The broker dealer anticipates that this new relationship will substantially contribute to the Fund’s capital raising success. Additionally, other broker dealer firms have indicated that once the Dealer Manager begins to raise additional proceeds and / or sign the larger securities firms, they, too, will commence due diligence and bring the Fund onto their respective platform.

Lastly, the Dealer Manager has significant experience in marketing and selling retail securities through its network of over 130 broker dealer firms for its two non-traded REITs, Hines REIT and Hines Global REIT; both of which offerings have been successful. Through this network, the Dealer Manager has successfully executed and established a track record of raising approximately $500 million per year for the past eight years. The Fund believes that the Dealer Manager’s previous experience will contribute positively to the Fund’s selling efforts in the future.

Based on the foregoing, the Fund believes that it is reasonable to estimate $300 million of gross proceeds during the following twelve months.

Comment 9: Please include disclosure on the cover page of the prospectus to reflect the Fund’s strategy and the quality of its assets, including, specifically, a reference to “junk” investments. Please also include a reference to “junk” investments in the summary section entitled “Our Investment Objective and Strategies.”

May 14, 2013

Response 9: In response to the Staff’s comment, the Fund has included the requested disclosure on the cover page of the prospectus that makes up a part of the Registration Statement.

Comment 10: Please include disclosure on the cover page of the prospectus to specify whether the segregated account in which subscription payments are placed pending release at the next scheduled closing is interest-bearing or non-interest bearing.

Response 10: In response to the Staff’s comment, the Fund has supplemented the disclosure on the cover page of the prospectus that makes up a part of the Registration Statement to specify that the segregated account in which subscription payments are placed pending release at the next scheduled closing is an interest-bearing account.

Comment 11: Please include summary risk factors on page 5 of the Registration Statement regarding “junk” investments and the risk that there may be instances where the Fund’s Advisers have collected a fee on an investment that provides for PIK interest, and such investment fails, in which instance, the Advisers would not be required to re-pay the fee that they received with respect to such investment.

Response 11: In response to the Staff’s comment, the Fund has included the requested disclosure on page 5 of the Registration Statement.

Comment 12: In the summary risk factor on page 5 regarding future distributions representing a return of capital, please include a definition of return of capital.

Response 12: In response to the Staff’s comment, the Fund has revised the disclosure on page 4 of the Registration statement to include a definition of return of capital.

Comment 13: Please disclose whether the Fund has a policy regarding the terms and maturity dates of investments in which it invests. If so, please disclose the policy. If no maturity policy exists, please state so.

Response 13: The Fund does not have a defined policy regarding the terms of the maturity dates of the investments in which it invests. However, both the Fund’s sub-adviser, through both its evaluation of suitable investment opportunities and ongoing evaluation of the Fund’s portfolio, and the adviser’s Investment Committee, through its review of investment materials, will consider the Fund’s overall diversification strategy, pursuant to which the Fund seeks to diversify its portfolio broadly by considering a number of differentiating factors, including investment maturities.

Further, as described in the Registration Statement, although the Fund expects that its debt investments will generally have stated terms of three to seven years, the Fund is not limited with regard to the maturity or duration of any debt investment that it makes.

Also, the Fund plans on holding many of its investments to maturity or repayment, though it will sell an investment earlier if a liquidity event takes place, such as the sale or recapitalization of a portfolio company, or if the Fund determines that a sale of one or more of its investments to be in the best interest of the Fund and its stockholders.

May 14, 2013

In response to the Staff’s comment, the Fund has clarified on page 88 of the Registration Statement that the Fund does not have a defined policy with respect to the maturity dates of its investments.

Comment 14: Please supplement the definition of “gross assets” on page 15 of the Registration Statement to also include the Fund’s borrowings that are used for investment purposes.

Response 14: In response to the Staff’s comment, the Fund has supplemented the definition of “gross assets” on page 14 of the Registration Statement to include the Fund’s borrowings that are used for investment purposes.

Comment 15: On page 19, in the example of the fees and expenses, please include a separate line item showing a 5% rate of return where the investment income was entirely capital gains and the Advisers are entitled to the subordinated incentive fee.

Response 15: In response to the Staff’s comment, the Fund has included a separate line item on page 18 showing a rate of return where the investment income was entirely capital gains and the Advisers are entitled to the subordinated incentive fee.

Comment 16: In footnote (2) of the fees and expenses table, please clarify that the expenses that are incurred are incurred by the Fund.

Response 16: In response to the Staff’s comment, the Fund has clarified on page 19 of the Registration Statement that the referenced expenses are incurred by the Fund.

Comment 17: On page 64 of the Registration Statement, please clarify whether the “average effective yield” that is disclosed is the current effective yield or the yield to maturity.

Response 17: In response to the Staff’s comment, the Fund has clarified on page 62 of the Registration Statement that “average effective yield” refers to the current effective yield as of such date.

Comment 18: We noted that the current disclosure on page 96 of the Registration Statement provides that the board of directors does not make a determination of net asset value at the time of each closing. We believe that the Investment Company Act of 1940 requires that such determination be made within 48 hours of each closing. Please revise the disclosure accordingly.

Response 18: In response to the Staff’s comment, the Fund has deleted the provision in question on page 91 of the Registration Statement.

Comment 19: On page 108 of the Registration Statement, please include the title and business experience for the past five years of Alejandro Palomo.

Response 19: In response to the Staff’s comment, the Fund has included the title and business experience for the past five years of Alejandro Palomo on page 104 of the Registration Statement.

May 14, 2013

Should you have any questions, please contact me via phone at (901) 543-5901 or via email at jgood@bassberry.com.

Sincerely,

/s/ John A. Good

John A. Good